Mail Stop 4561

January 6, 2009

VIA USMAIL and FAX (212) 492-8922
Mr. Mark J. DeCesaris
acting Chief Financial Officer
Corporate Property Associates 15 Incorporated
50 Rockefeller Plaza
New York, New York 10020

> Re:  **Corporate Property Associates 15 Incorporated**
> **Form 10-K for the year ended December 31, 2007**
> **Filed on March 31, 2008**
> **File No. 000-50249**

Dear Mr. Mark DeCesaris:

We have reviewed your response letter dated November 19, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements and Notes

Note 7 – Acquisitions of Real Estate-Related Investments

Equity Investments in Real Estate Acquired, page 59

1.   In your response to comment three, we note the Property Venture is a variable interest entity and that you consider CPA 16 to be the primary beneficiary. It appears that CPA 15 has the largest exposure to expected losses based on its effective interest. Expand on your analysis of paragraphs 16 and 17 of FIN 46(R) in determining that CPA 16 is the primary beneficiary. In addition, please further explain how you determined the Property Venture holds a variable interest in and is the primary beneficiary of the Lending Venture. Lastly, confirm that you will expand your disclosures in future filings to clarify your relationship with these variable interest entities, provide the disclosure required by paragraph 24 of FIN 46(R) and disclose any future cash requirements, if any, upon the exercise of the put / call.

FORM 10-Q FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

Certifications

2.      We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

*  *  *  *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please submit your cover letter on EDGAR.  Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3413 if you have questions regarding comments.

Sincerely,

Cicely LaMothe
Branch Chief